WOODSIDE

16 February 2006

06011494

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Release(s):

- Appendix 3X Initial Director's Interest Notice – Russell Ronald Caplan;
- Appendix 3Z Final Director's Interest Notice – Peter Maas van Rossum;
- Appendix 3Z Final Director's Interest Notice – Timothy Norcot Warren.

The abovementioned Stock Exchange Releases were lodged with the Australian Stock Exchange on 16 February 2006.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
MAR 09 2006
THOMSON FINANCIAL

Rebecca Sims
Compliance Officer

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 08 2006
WASH. D.C. 209

dw 3/9

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia, 6000
GPO Box D188, Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9214 2728

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Woodside Petroleum Ltd.
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Russell Ronald CAPLAN
Date of appointment	15 February 2006

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
N/A	Nil

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Appendix 3Z

Final Director's Interest Notice

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 8 2006
209

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Woodside Petroleum Ltd	
ABN 55 004 898 962	

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Maas VAN ROSSUM
Date of last notice	15 April 2004
Date that Director ceased to be Director	15 February 2006

Part 1 – Director's relevant interests in securities of which the Director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the Director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
	Nil

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Woodside Petroleum Ltd	
ABN 55 004 898 962	

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	Timoth Norcot WARREN
Date of last notice	16 July 2002
Date that Director ceased to be Director	15 February 2006

Part 1 – Director's relevant interests in securities of which the Director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the Director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
	Nil

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.